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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 Amendment No. 2


                                Vitalstate, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.000333 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   928478106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Christopher Luck
                            Vice President of Finance
                              Scepter Holdings Inc.
                                170 Midwest Road
                            Toronto, Ontario M1P 3A9
                                 (416) 751-9445
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                                       1

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

CUSIP No.: 928478 10 6
------------------------------------------------------------------------------------------------------------------------------------
          1.    NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Scepter Holdings Inc.

--------- ----- --------------------------------------------------------------------------------------------------------------------
          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]

--------- ----- --------------------------------------------------------------------------------------------------------------------
          3.    SEC USE ONLY

--------- ----- --------------------------------------------------------------------------------------------------------------------
          4.    SOURCE OF FUNDS

                WC

--------- ----- --------------------------------------------------------------------------------------------------------------------
          5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                [ ]
                TO ITEM 2(d) or 2(e)

--------- ----- --------------------------------------------------------------------------------------------------------------------
          6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario

------------------------------------------------------------------------------------------------------------------------------------
                        7.       Sole Voting Power
Number of Shares
Beneficially                     8,000,000
Owned by                ------------------------------------------------------------------------------------------------------------
Each                    8.       Shared Voting Power
Reporting
Person With                      0

                        -------- ---------------------------------------------------------------------------------------------------
                        9.       Sole Dispositive Power

                                 8,000,000

                        -------- ---------------------------------------------------------------------------------------------------
                        10.      Shared Dispositive Power

                                 0

------------------------------------------------------------------------------------------------------------------------------------
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,000,000

------------------------------------------------------------------------------------------------------------------------------------
          12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]

------------------------------------------------------------------------------------------------------------------------------------
          13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.5%
------------------------------------------------------------------------------------------------------------------------------------
          14.   TYPE OF REPORTING PERSON

                CO

----------- ----- ------------------------------------------------------------------------------------------------------------------



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
CUSIP No.: 928478 10 6
------------------------------------------------------------------------------------------------------------------------------------
          1.    NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Robert S. Torokvei

--------- ----- --------------------------------------------------------------------------------------------------------------------
          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]

--------- ----- --------------------------------------------------------------------------------------------------------------------
          3.    SEC USE ONLY

--------- ----- --------------------------------------------------------------------------------------------------------------------
          4.    SOURCE OF FUNDS

                Not applicable

--------- ----- --------------------------------------------------------------------------------------------------------------------
          5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                [ ]
                TO ITEMS 2(d) or 2(e)

--------- ----- --------------------------------------------------------------------------------------------------------------------
          6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

------------------------------------------------------------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY                -------- ---------------------------------------------------------------------------------------------------
EACH REPORTING          8.       SHARED VOTING POWER
PERSON WITH
                                 8,000,000

                        -------- ---------------------------------------------------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER

                                 0

                        -------- ---------------------------------------------------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 8,000,000

------------------------------------------------------------------------------------------------------------------------------------
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,000,000

------------------------------------------------------------------------------------------------------------------------------------
          12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]


------------------------------------------------------------------------------------------------------------------------------------
          13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.5%
------------------------------------------------------------------------------------------------------------------------------------
          14.   TYPE OF REPORTING PERSON

                IN

------------------------------------------------------------------------------------------------------------------------------------


                                       3


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

CUSIP No.:  928478 10 6
------------------------------------------------------------------------------------------------------------------------------------
          1.    NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Thomas E. Torokvei

--------- ----- --------------------------------------------------------------------------------------------------------------------
          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                         (b) [ ]

--------- ----- --------------------------------------------------------------------------------------------------------------------
          3.    SEC USE ONLY


--------- ----- --------------------------------------------------------------------------------------------------------------------
          4.    SOURCE OF FUNDS

                Not applicable

--------- ----- --------------------------------------------------------------------------------------------------------------------
          5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                [ ]
                TO ITEMS 2(d) or 2(e)

--------- ----- --------------------------------------------------------------------------------------------------------------------
          6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

------------------------------------------------------------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY                -------- ---------------------------------------------------------------------------------------------------
EACH REPORTING          8.       SHARED VOTING POWER
PERSON WITH
                                 8,000,000

                        -------- ---------------------------------------------------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER

                                 0

                        -------- ---------------------------------------------------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 8,000,000

------------------------------------------------------------------------------------------------------------------------------------
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,000,000

------------------------------------------------------------------------------------------------------------------------------------
          12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]

------------------------------------------------------------------------------------------------------------------------------------
          13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.5%
------------------------------------------------------------------------------------------------------------------------------------
          14.   TYPE OF REPORTING PERSON

                IN

------------------------------------------------------------------------------------------------------------------------------------


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         This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D, filed March 10, 2003, as amended by Amendment No. 1 filed May 30, 2003, by Scepter Holdings Inc. ("Scepter"), Robert S. Torokvei and Thomas E. Torokvei (collectively, the "Reporting Persons") with respect to the common stock, par value $0.000333 per share (the "Common Stock"), of Vitalstate, Inc., a New York corporation (the "Company"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a group under
Section 13(d)(3) of the Exchange Act.

Item 3.         Source and Amount of Funds or Other Consideration
                -------------------------------------------------

         On December 30, 2003, Scepter exercised 2,000,000 of the warrants (the "Warrants") to purchase shares of Common Stock of the Company held by it at an exercise price of US$.50 per warrant and acquired 2,000,000 shares of Common Stock. Scepter used working capital as the source of funds to pay the aggregate exercise price of US$1,000,000.

Item 4          Purpose of the Transactions
                ---------------------------

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material, they may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

         As described in Item 6 of the initial filing on Schedule 13D by the Reporting Persons, Scepter has the right, for so long as it holds at least 5% of the outstanding shares of Common Stock, to designate to the board of directors of the Company up to that number of directors, as a percentage of the whole board, as is equal to Scepter's percentage ownership of the outstanding shares of Common Stock (without giving effect to the exercise of any options or warrants or the conversion of any convertible securities). Pursuant to such right, Scepter has appointed two persons (Robert S. Torokvei and Thomas E. Torokvei) to the board of directors of the Company.

         As described in Item 6 of the initial filing on Schedule 13D by the Reporting Persons, the Company has agreed to register the resale of the shares of Common Stock held by Scepter.

         Except as set forth in this Item 4 of this Amendment No. 2 to Schedule 13D and in Item 4 and 6 of their initial filing on Schedule 13D, none of the Reporting Person nor, to the knowledge of the Reporting Persons, any other individual listed on Annex A to the initial filing on Schedule 13D by the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;


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         (d)    Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)    Any action similar to any of those enumerated above.

Item 5          Interest in Securities of the Issuer
                ------------------------------------
         (a)  -  (b)

         According to the Company's Form 10-QSB for the fiscal quarter ended September 30, 2003, as of November 11, 2003 there were 18,762,194 shares of the Company's Common Stock outstanding. After giving effect to the exercise of the Warrants and the purchase by Scepter of 2,000,000 shares of Common Stock, there are 20,762,194 shares of the Company's Common Stock outstanding. The percentages reported in this Schedule 13D have been rounded to the nearest one-tenth of a percent.

         Scepter beneficially owns 8,000,000 shares of Common Stock, or 38.5% of the outstanding shares of Common Stock.

         Due to their indirect ownership of the securities of Scepter, each of Robert S. Torokvei and Thomas E. Torokvei is deemed to beneficially own the 8,000,000 shares of Common Stock beneficially owned by Scepter. Accordingly, each of Robert S. Torokvei and Thomas E. Torokvei is deemed to own 38.5% of the outstanding shares of Common Stock. Each of such individuals disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

         To the knowledge of the Reporting Persons, none of the other individuals listed on Annex A to the initial filing on Schedule 13D by the Reporting Persons owns any shares of Common Stock of the Company.

         Scepter has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Robert S. Torokvei and Thomas E. Torokvei share voting and dispositive power with each other over the shares of Common Stock beneficially owned by them.

         (c) During the last 60 days, the Reporting Persons have effected the following transaction in the shares of Common Stock: on December 30, 2003, Scepter exercised 2,000,000 of the Warrants held by it and purchased 2,000,000 shares of Common Stock at a purchase price of US$.50 per share. To the knowledge of the Reporting Persons, none of the individuals listed on Annex A to the initial filing on Schedule 13D by the Reporting Persons have effected any transactions in the shares of Common Stock during the last 60 days.

         (d) No other person than the Reporting Persons has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

         (e) It is inapplicable to state the date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.















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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2004



                                       Scepter Holdings Inc.


                                       By:  /s/ Christopher C. Luck
                                          -------------------------------------
                                          Name:  Christopher C. Luck
                                          Title:   Vice President, Finance


                                          /s/ Robert S. Torokvei
                                       ----------------------------------------
                                          Robert S. Torokvei


                                          /s/ Thomas E. Torokvei
                                       ----------------------------------------
                                          Thomas E. Torokvei






















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